Condensed Consolidated Interim Financial Statements

June 30, 2020

(Unaudited)

TASEKO MINES LIMITED

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2020	2019	2020	2019

Revenues	3	106,005	86,521	168,089	156,795
Cost of sales
Production costs	4	(55,669)	(67,875)	(111,830)	(122,420)
Depletion and amortization	4	(25,512)	(30,138)	(52,660)	(50,322)
Earnings (loss) from mining operations		24,824	(11,492)	3,599	(15,947)

General and administrative		(2,900)	(3,500)	(6,798)	(7,973)
Share-based compensation expense	14c	(1,297)	(399)	(1,481)	(2,113)
Project evaluation expenditures		(153)	(566)	(310)	(1,035)
Gain (loss) on derivatives	5	(887)	(8)	4,968	(851)
Other income		412	343	807	908
Income (loss) before financing costs and income taxes		19,999	(15,622)	785	(27,011)

Finance expenses, net	6	(10,413)	(9,749)	(21,034)	(19,183)
Foreign exchange gain (loss)		13,485	6,234	(15,748)	12,310
Income (loss) before income taxes		23,071	(19,137)	(35,997)	(33,884)

Income tax recovery (expense)	7	(4,326)	8,125	5,792	14,941
Net income (loss)		18,745	(11,012)	(30,205)	(18,943)

Other comprehensive income (loss):
Gain on financial assets	8	6,770	214	6,576	1,328
Foreign currency translation reserve		(7,932)	(3,582)	8,754	(7,049)
Total other comprehensive income (loss)		(1,162)	(3,368)	15,330	(5,721)

Total comprehensive income (loss)		17,583	(14,380)	(14,875)	(24,664)

Earnings (loss) per share
Basic		0.08	(0.04)	(0.12)	(0.08)
Diluted		0.08	(0.04)	(0.12)	(0.08)

Weighted average shares outstanding (thousands)
Basic		246,194	246,094	246,194	241,596
Diluted		246,582	246,094	246,194	241,596

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)

(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2020	2019	2020	2019

Operating activities
Net income (loss) for the period		18,745	(11,012)	(30,205)	(18,943)
Adjustments for:
Depletion and amortization		25,512	30,138	52,660	50,322
Income tax (recovery) expense	7	4,326	(8,125)	(5,792)	(14,941)
Share-based compensation expense	14c	1,321	444	1,567	2,231
(Gain) loss on derivatives	5	887	8	(4,968)	851
Finance expenses, net		10,413	9,749	21,034	19,183
Unrealized foreign exchange (gain) loss		(12,985)	(6,258)	16,762	(12,947)
Deferred revenue deposit	12	8,510	-	8,510	-
Amortization of deferred revenue	12	(1,471)	(976)	(2,611)	(1,953)
Other operating activities		(539)	121	997	(256)
Net change in working capital	16	(17,640)	(3,016)	(3,204)	(5,283)
Cash provided by operating activities		37,079	11,073	54,750	18,264

Investing activities
Purchase of property, plant and equipment	10	(14,555)	(7,093)	(32,799)	(20,471)
Purchase of copper put and fuel call options	5	(661)	-	(1,649)	(851)
Proceeds from copper put options	5	3,236	-	6,104	241
Proceeds from the sale of marketable securities	8	7,270	-	7,270	-
Other investing activities		47	134	224	202
Cash provided used for investing activities		(4,663)	(6,959)	(20,850)	(20,879)

Financing activities
Interest paid		(15,877)	(15,138)	(16,871)	(15,519)
Proceeds from equipment financings		-	26,036	-	26,036
Repayment of equipment loans and leases		(1,824)	(7,063)	(6,165)	(10,869)
Proceeds on exercise of options		-	90	-	176
Cash provided by (used for) financing activities		(17,701)	3,925	(23,036)	(176)
Effect of exchange rate changes on cash and equivalents		(1,265)	(618)	(443)	(924)
Increase (decrease) in cash and equivalents		13,450	7,421	10,421	(3,715)
Cash and equivalents, beginning of period		50,169	34,529	53,198	45,665
Cash and equivalents, end of period		63,619	41,950	63,619	41,950

Supplementary cash flow disclosures	16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		June 30,	December 31,
	Note	2020	2019

ASSETS
Current assets
Cash and equivalents		63,619	53,198
Accounts receivable		16,624	13,791
Inventories	9	40,775	43,620
Other financial assets	8	549	730
Prepaids		3,322	2,513
		124,889	113,852
Property, plant and equipment	10	754,297	758,006
Other financial assets	8	6,735	6,783
Goodwill		5,619	5,355
		891,540	883,996

LIABILITIES
Current liabilities
Accounts payable and other liabilities		40,688	43,685
Current portion of long-term debt	11	15,319	16,460
Current portion of deferred revenue	12	7,136	4,558
Interest payable on senior secured notes		1,242	1,184
Current income tax payable		2,050	1,406
		66,435	67,293

Long-term debt	11	373,305	357,025
Provision for environmental rehabilitation ("PER")		70,295	66,373
Deferred and other tax liabilities		44,206	50,703
Deferred revenue	12	47,437	39,433
Other financial liabilities	13	1,961	1,483
		603,639	582,310

EQUITY
Share capital	14	436,318	436,318
Contributed surplus		52,712	51,622
Accumulated other comprehensive income ("AOCI")		22,157	6,827
Deficit		(223,286)	(193,081)
		287,901	301,686
		891,540	883,996

Commitments and contingencies	15

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Changes in Equity
(Cdn$ in thousands)

(Unaudited)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2019	423,438	49,274	14,064	(139,699)	347,077
Fair value of shares issued for Yellowhead acquisition	12,629	-	-	-	12,629
Share-based compensation	-	1,667	-	-	1,667
Exercise of options	251	(75)	-	-	176
Settlement of performance share units	-	(377)	-	-	(377)
Total comprehensive loss for the period	-	-	(5,721)	(18,943)	(24,664)
Balance at June 30, 2019	436,318	50,489	8,343	(158,642)	336,508

Balance at January 1, 2020	436,318	51,622	6,827	(193,081)	301,686
Share-based compensation	-	1,090	-	-	1,090
Total comprehensive income (loss) for the period	-	-	15,330	(30,205)	(14,875)
Balance at June 30, 2020	436,318	52,712	22,157	(223,286)	287,901

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act.  These unaudited condensed consolidated interim financial statements of the Company as at and for the three and six month periods ended June 30, 2020 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company's operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2019, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company's Audit and Risk Committee on August 5, 2020.

(b) Use of judgments and estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2019.

On March 11, 2020, the World Health Organization declared the coronavirus ("COVID-19") outbreak a pandemic creating an unprecedented global health and economic crisis. COVID-19's impact on global markets has been significant. The duration and magnitude of COVID-19's effects on the economy, movement of goods and services across international borders, the copper market, and on the Company's financial and operational performance remains uncertain at this time. As of the date of these statements, there has not been any impact on Gibraltar operations or the Florence Copper project as a result of COVID-19.

The Company will continue to closely monitor the potential impact of COVID-19 on its business.  Should the duration, spread or intensity of the COVID-19 pandemic deteriorate in the future, there could be a potentially material and negative impact on the Company's operating plan, its liquidity and cash flows, and the valuation of its long-lived assets due to sustained decreases in metal prices, potential future decreases in revenue from the sale of its products and the profitability of its ongoing operations. Impacts from COVID-19 could also include a temporary cessation of mining operations at the Gibraltar Mine due to a localized outbreak amongst personnel at the mine site or in the Company's supply chain.  The Company's access to financing to support its ongoing operations including the development of its other mineral properties could also be negatively impacted or delayed as a result of COVID-19.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands)

3. REVENUE

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Copper contained in concentrate	95,786	86,667	171,714	151,313
Molybdenum concentrate	5,615	8,511	9,457	17,448
Silver (Note 12)	968	1,081	1,964	2,093
Price adjustments on settlement receivables	10,489	(2,612)	(2,471)	(1,405)
Total gross revenue	112,858	93,647	180,664	169,449
Less: Treatment and refining costs	(6,853)	(7,126)	(12,575)	(12,654)
Revenue	106,005	86,521	168,089	156,795

4. COST OF SALES

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Site operating costs	44,032	66,694	97,579	122,124
Transportation costs	5,834	4,630	10,353	7,918
Changes in inventories of finished goods	5,753	(3,989)	4,441	(8,035)
Changes in inventories of ore stockpiles	50	540	(543)	413
Production costs	55,669	67,875	111,830	122,420
Depletion and amortization	25,512	30,138	52,660	50,322
Cost of sales	81,181	98,013	164,490	172,742

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

Included in site operating costs and general administrative expenses are $4,934 and $300, respectively, of benefits for claims submitted by the Company for the Canada Emergency Wage Subsidy during the six months ended June 30, 2020 (2019 - $nil).

5. DERIVATIVE INSTRUMENTS

During the six month period ended June 30, 2020, the Company purchased copper put option contracts for 39.5 million pounds of copper with maturity dates ranging from January 2020 to June 2020, at strike prices between  US$2.30 and US$2.60 per pound, at a total cost of $733. The Company recognized a net realized gain of $2,864 and $5,371, respectively, on these settlements in the three and six month periods ended June 30, 2020.

In July, the Company purchased 20 million pounds of copper put options at a strike price of US$2.60 per pound covering the fourth quarter of 2020, at a total cost of $1,009.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands)

During the six month period ended June 30, 2020, the Company purchased fuel call options for diesel with maturity dates ranging from April 2020 to March 2021, at a total cost of $916.  The fuel call options outstanding had a fair value of $513 at June 30, 2020.

The following table outlines the (gains) losses associated with derivative instruments:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Realized (gain) loss on copper put options	(2,864)	284	(5,371)	851
Realized loss on fuel call options	223	-	223	-
Unrealized (gain) loss on copper put options	3,667	(276)	-	-
Unrealized (gain) loss on fuel call options	(139)	-	180	-
	887	8	(4,968)	851

6. FINANCE EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Interest expense	9,359	8,559	18,719	16,812
Finance expense - deferred revenue (Note 12)	1,182	1,038	2,238	2,077
Accretion on PER	(80)	451	275	901
Finance income	(48)	(299)	(198)	(607)
	10,413	9,749	21,034	19,183

7. INCOME TAX

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Current income tax expense	644	298	644	408
Deferred income tax (recovery) expense	3,682	(8,423)	(6,436)	(15,349)
	4,326	(8,125)	(5,792)	(14,941)

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands)

8. OTHER FINANCIAL ASSETS

	June 30, 2020	December 31, 2019
Current:
Marketable securities	36	730
Fuel call options (Note 5)	513	-
	549	730
Long-term:
Investment in subscription receipts	2,400	2,400
Reclamation deposits	2,972	3,083
Restricted cash	1,363	1,300
	6,735	6,783

During the six month period ended June 30, 2020, the Company received net proceeds of $7,270 from the sale of marketable securitites of a publicly traded company and the resulting gain is recognized in other comprehensive income.

9. INVENTORIES

	June 30, 2020	December 31, 2019
Ore stockpiles	7,878	6,657
Copper contained in concentrate	4,655	9,055
Molybdenum concentrate	189	230
Materials and supplies	28,053	27,678
	40,775	43,620

During the three and six months ended June 30, 2020, the Company recorded an impairment of $221 and $629, respectively, to adjust the carrying value of ore stockpiles to net realizable value, of which $110 and $284, respectively, is recorded in depletion and amortization and the balance in production costs.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands)

10. PROPERTY, PLANT & EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three and six months ended June 30, 2020:

	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020
Net book value beginning of period	773,422	758,006
Additions:
Gibraltar capital expenditures (includes capitalized stripping costs)	11,197	29,277
Florence Copper development costs	4,362	9,126
Aley development costs	131	741
Yellowhead development costs	217	368
Other items:
Right of use assets	95	1,858
Rehabilitation costs asset	(265)	4,082
Disposals	(135)	(320)
Foreign exchange translation and other	(8,159)	8,101
Depletion and amortization	(26,568)	(56,942)
Net book value at June 30, 2020	754,297	754,297

Net book value	Gibraltar Mines (75%)	Florence Copper	Yellowhead	Aley	Other	Total
At December 31, 2019	539,747	188,512	16,240	12,766	741	758,006
Net additions	29,084	9,160	368	741	1,697	41,050
Changes in rehabilitation cost asset	4,082	-	-	-	-	4,082
Depletion and amortization	(56,713)	(27)	-	-	(202)	(56,942)
Foreign exchange translation and other	-	8,679	-	-	(578)	8,101
At June 30, 2020	516,200	206,324	16,608	13,507	1,658	754,297

During the three months ended June 30, 2020, the Company capitalized stripping costs of $8,963 and incurred other capital expenditures for Gibraltar of $2,295. Non-cash additions to property, plant and equipment include $1,527 of depreciation of capitalized stripping.

During six months ended June 30, 2020, the Company capitalized stripping costs of $25,014 and incurred other capital expenditures for Gibraltar of $4,390. Non-cash additions to property, plant and equipment include $3,662 of depreciation of capitalized stripping.

Since its acquisition of the Florence Copper Project in November 2014, the Company has incurred and capitalized a total of $101.9 million in project development and other costs, including capitalized interest.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands)

Prior to January 2020, Yellowhead was in the evaluation phase and project related expenditures were expensed.  In January 2020, the Company announced the results of its own technical studies on Yellowhead and filed a new NI 43-101 technical report and the project entered the development phase for accounting purposes. Since January 1, 2020 development costs of $368 have been capitalized as mineral property, plant and equipment.

Depreciation related to the right of use assets for the three and six months period ended June 30, 2020 was $1,107 and $2,266, respectively.

11. DEBT

	June 30, 2020	December 31, 2019
Current:
Lease liabilities (b)	6,816	7,990
Secured equipment loans (c)	6,588	6,626
Lease related obligations (d)	1,915	1,844
	15,319	16,460
Long-term:
Senior secured notes (a)	335,015	317,728
Lease liabilities (b)	12,510	11,107
Secured equipment loans (c)	17,311	18,746
Lease related obligations (d)	8,469	9,444
	373,305	357,025
Total debt	388,624	373,485

(a) Senior secured notes

In June 2017, the Company completed an offering of US$250,000 aggregate principal amount of senior secured notes (the "Notes").  The Notes mature on June 15, 2022 and bear interest at an annual rate of 8.750%, payable semi-annually on June 15 and December 15.

The Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to the Gibraltar Mine.  The Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries, other than Yellowhead. The Company is able to incur limited amounts of additional secured and unsecured debt under certain conditions as defined in the Note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the Notes at any time, at redemption prices ranging from 102.188% to 100%, plus accrued and unpaid interest to the date of redemption. On a change of control, the Notes are redeemable at the option of the holder at a price of 101%.

(b) Lease liabilities

Lease liabilities includes the Company's outstanding lease liabilities under IFRS 16.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands)

(c) Secured equipment loans

The equipment loans are secured by existing mining equipment at the Gibraltar Mine and commenced between May and August of 2019 with monthly repayment terms ranging between 48 and 60 months and with interest rates ranging between 5.2% to 6.4%.

(d) Lease related obligations

Lease related obligations relate to a lease arising under a sale leaseback transaction on certain items of equipment at the Gibraltar mine. The lease commenced in June, 2019 and has a term of 54 months. At the end of the lease term, the Company has an option to renew the term, an option to purchase the equipment at fair market value or option to return the equipment.  The lease contains a fixed price early buy-out option exercisable at the end of 48 months.

(e) Debt continuity

The following schedule shows the continuity of total debt for the first six months of 2020:

Total debt as at December 31, 2019	373,485
Lease additions	3,615
Lease liabilities and equipment loans repayments	(6,162)
Unrealized foreign exchange loss	16,391
Amortization of deferred financing charges	1,295
Total debt as at June 30, 2020	388,624

12. DEFERRED REVENUE

	June 30, 2020	December 31, 2019
Current:
Customer advance payments (a)	2,445	-
Osisko - silver stream agreement (b)	4,691	4,558
Current portion of deferred revenue	7,136	4,558
Long-term portion of deferred revenue (b)	47,437	39,443
Total deferred revenue	54,573	43,991

(a) Customer advance payments

At June 30, 2020, the Company had received advance payments on 1.0 million pounds (100% basis) of copper concentrate finished goods inventory.

(b) Silver stream purchase and sale agreement

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands)

On April 24, 2020, Taseko entered into an amendment to its silver stream with Osisko and received $8,510 in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil. The amendment is accounted for as a contract modification under IFRS 15 Revenue from Contracts with Customers. The funds received are available for general working capital purposes.

The Company recorded the deposits from Osisko as deferred revenue and recognizes amounts in revenue as silver is delivered. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

The following table summarizes changes in the Osisko deferred revenue:

Balance at December 31, 2019	43,991
Finance expense (Note 6)	2,238
Amortization of deferred revenue	(2,611)
Deferred revenue deposit (amendment to silver stream)	8,510
Balance at June 30, 2020	52,128
Less: current portion	(4,691)
Deferred Revenue - long term portion	47,437

13. OTHER FINANCIAL LIABILITIES

	June 30, 2020	December 31, 2019
Long-term:
Deferred share units (Note 14c)	1,961	1,483
	1,961	1,483

14. EQUITY

(a) Share capital

Common shares (thousands)
Common shares outstanding at December 31, 2019 and June 30, 2020	246,194

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

(b) Share purchase warrants

On April 1, 2020 the Company had 3,000,000 share purchase warrants at $2.74 per share expire unexercised.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands)

(c) Share-based compensation

	Options (thousands)	Average price
Outstanding at December 31, 2019	10,756	1.12
Granted	1,285	0.69
Cancelled/forfeited	(7)	0.78
Expired	(1,949)	1.02
Outstanding at June 30, 2020	10,085	1.09
Exercisable at June 30, 2020	7,722	1.20

During the six month period ended June 30, 2020, the Company granted 1,285,000 (2019 - 4,611,500) share options to directors, executives and employees, exercisable at an average exercise price of $0.69 per common share (2019 - $0.75 per common share) over a five year period. The total fair value of options granted was $475 (2019 - $1,891) based on a weighted average grant-date fair value of $0.37 (2019 - $0.41) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula.  Expected volatility is estimated by considering historic average share price volatility.  The inputs used in the Black-Scholes formula are as follows:

Six months ended
June 30, 2020
Expected term (years)	4.8
Forfeiture rate	0%
Volatility	64%
Dividend yield	0%
Risk-free interest rate	1.4%
Weighted-average fair value per option	$0.37

The Company has other share-based compensation plans in the form of Deferred Share Units ("DSUs") and Performance Share Units ("PSUs").

	DSUs (thousands)	PSUs (thousands)
Outstanding at December 31, 2019	2,354	1,675
Granted	572	825
Settled	-	(400)
Outstanding at June 30, 2020	2,926	2,100

During the six month period ended June 30, 2020, 572,000 DSUs were issued to directors (2019 - 682,000) and 825,000 PSUs to senior executives (2019 - 875,000). The fair value of DSUs and PSUs granted was $899 (2019 - $1,696), with a weighted average fair value at the grant date of $0.72 per unit for the DSUs (2019 - $0.78 per unit) and $0.59 per unit for the PSUs (2019 - $1.33 per unit).

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands)

Share-based compensation expense (recovery) is comprised as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Share options - amortization	178	462	501	1,160
Performance share units - amortization	295	253	589	507
Change in fair value of deferred share units	848	(271)	477	564
	1,321	444	1,567	2,231

15. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at June 30, 2020 are presented in the following table:

Remainder of 2020	1,358
2021	5,519
2022	920
2023	-
2024	-
2025 and thereafter	-
Total commitments	7,797

As at June 30, 2020, the Company had no outstanding capital commitments.

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $16,190 as at June 30, 2020.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands)

16. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Change in working capital items
Accounts receivable	(12,147)	2,064	(2,833)	8,904
Inventories	6,494	(2,577)	3,524	(8,218)
Prepaids	(2,021)	(1,476)	(1,304)	(1,171)
Accounts payable and accrued liabilities	(4,989)	(89)	(5,043)	(3,874)
Advance payment on product sales	(4,467)	-	2,445	-
Interest payable	(510)	(51)	7	(37)
Income tax payable	-	(887)	-	(887)
	(17,640)	(3,016)	(3,204)	(5,283)
Non-cash investing and financing activities
Assets acquired under capital lease	546	539	1,757	539
ROU assets	95	1,256	1,858	9,446

17. RELATED PARTIES

Gibraltar Joint Venture

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of Gibraltar. Net management fee income for the three and six month period ended June 30, 2020 was $300 and $601 (2019: $291 and $583) respectively.

In addition, the Company pays certain expenses on behalf of the Gibraltar joint venture and invoices the joint venture for these expenses. For the three and six month period ended June 30, 2020, net reimbursable compensation expenses and third party costs of $53 and $224 (2019: $16 and $39) respectively, were charged to the joint venture.

18. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of the senior secured notes are $287,892 and the carrying value is $335,015 at June 30, 2020. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands)

	Level 1	Level 2	Level 3	Total

June 30, 2020
Financial assets designated as FVPL
Derivative asset fuel call options	513	-	-	513
	513	-	-	513
Financial assets designated as FVOCI
Marketable securities	36	-	-	36
Investment in subscription receipts	-	-	2,400	2,400
	36	-	2,400	2,436
December 31, 2019
Financial assets designated as FVOCI
Marketable securities	730	-	-	730
Investment in subscription receipts	-	-	2,400	2,400
Reclamation deposits	3,083	-	-	3,083
	3,813	-	2,400	6,213

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at June 30, 2020.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the lease liabilities and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.5% based on the relevant loans effective interest rate.

The fair values of Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At June 30, 2020 the Company had settlement receivables of $13,540.

The subscription receipts, a Level 3 instrument, are valued based on a management estimate. As the subscription receipts are an investment in a private exploration and development company, there are no observable market data inputs.

Commodity Price Risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces.  The Company enters into copper put option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands)

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at June 30,
2020
Copper increase/decrease by US$0.27/lb.[1]	4,790

1The analysis is based on the assumption that the period end copper price increases 10% with all other variables held constant. At June 30, 2020, 13 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at June 30, 2020 of CAD/USD 1.3628 was used in the analysis.

The sensitivities in the above table have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices.  The sensitivities should therefore be used with care.